April 25, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Mail Stop 3561
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Michael Kearney, Branch Chief Division of Corporation Finance
Re:	Harbor Acquisition Corporation Registration Statement No. 333-126300

Dear Mr. Kearney:

        This letter confirms that the Underwriters in the above-referenced offering currently expect to sell only the number of shares subject to the above registration statement.

        If you have any questions concerning the information provided herein, please do not hesitate to call Elizabeth R. Hughes at Venable LLP, our counsel.

Yours truly,
FERRIS, BAKER WATTS, INCORPORATED
/s/ SCOTT BASS Scott Bass, Vice President

Enclosures

cc:	Mr. Robert J. Hanks Mr. David A. Dullum Elizabeth Hughes, Esquire William F. Griffin, Jr., Esquire